July 26, 2024

Ren  e Aguiar-Lucander
Chief Executive Officer
Calliditas Therapeutics AB
Kungsbron 1, D5
11 22 Stockholm, Sweden

       Re: Calliditas Therapeutics AB
           Schedule 14D-9 filed July 22, 2024
           File No. 005-91523
Dear Ren  e Aguiar-Lucander:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 14D-9 filed July 22, 2024
General

1.     We note your statement on page two that    [i]f the Offers are
consummated and Buyer
       beneficially owns Common Shares and ADSs that represent at least one Common Share
       more than 90% of the issued and outstanding Common Shares     there will
be no
       subsequent offering period       However, the Offer to Purchase states
that    Buyer may
       also provide for a subsequent offering period in the event that the Minimum Tender
       Condition is met in order to enable any remaining shareholders who did not previously
       tender to tender their Shares.    Please revise to address this apparent
discrepancy or
       advise.
2.     We note your disclosure on page 15 that    Lazard did not receive
financial forecasts
       prepared by management and approved by the Board in connection with its engagement
       or its opinion.    However, you also state that in connection with its
opinion, Lazard    used
       forecasts relating to the business and financial prospects of Calliditas based on
       extrapolations and guidance from management of Calliditas.    Please
revise to address this
 July 26, 2024
Page 2

       apparent discrepancy.
3.     Refer to the following statement made on page 24 of the Schedule 14D-9:
  If there is a
       disagreement between the Buyer and the Minority Shareholders regarding the Offer
       Consideration to be paid in the Compulsory Redemption, the price to be paid for the remaining Common Shares will be decided by the Arbitral Tribunal, based on the
       provisions of the Swedish Companies Act.    Please revise to disclose
how the Arbitral
       Tribunal would determine the proper redemption price under the Swedish Companies Act in such a dispute and state under what conditions, if any, that the Arbitral Tribunal may set the redemption price below the highest consideration offered during the Offers. See
       Rule 13e-3(g)(1).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions